Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 10
DATED OCTOBER 27, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 27, 2016, as previously supplemented by Supplement No. 1 dated May 4, 2016, Supplement No. 2 dated May 24, 2016, Supplement No. 3 dated June 3, 2016, Supplement No. 4 dated July 6, 2016, Supplement No. 5 dated August 4, 2016, Supplement No. 6 dated August 9, 2016, Supplement No. 7 dated August 19, 2016, Supplement No. 8 dated September 2, 2016 and Supplement No. 9 dated October 4, 2016. Unless otherwise defined in this Supplement No. 10, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

We entered into an amendment to the business management agreement with our Business Manager to remove the provision of subordinated management performance interests to our Business Manager via Class M Units in our operating partnership based on the annual “additional total return” generated each year on the Class A Shares and Class T Shares. To date, no Class M Units have been issued to our Business Manager by our operating partnership. In addition, the limited partnership agreement of our operating partnership was amended and restated to completely eliminate Class M Units. Accordingly, all references to subordinated management performance interests and Class M Units in the prospectus are hereby deleted.

Management

The following disclosure supplements the section captioned “Management — Our Directors and Executive Officers,” which begins on page 115 of the prospectus.

On October 9, 2016, Donald E. Tolva, an independent member of our board of directors, passed away. Mr. Tolva was one of three independent directors serving on our five person board of directors and the chairman of our nominating and corporate governance committee consisting of each of our independent directors. Although a majority of our directors must be “independent,” our charter provides an exception for up to 60 days after the death, removal or resignation of an independent director, pending the election of that independent director’s successor. Our board has not designated a substitute nominee for Mr. Tolva, but intends to fill the vacancy within the cure period provided for in our charter.

Summary of Our Operating Partnership Agreement

The paragraph under the section captioned “Summary of Our Operating Partnership Agreement — Description of Partnership Units” on page 176 of the prospectus is replaced with the following disclosure to reflect the elimination of Class M Units.

Partnership interests in the operating partnership, other than the special limited partner interest, are divided into “units.” The operating partnership has three classes of units: (a) GP Units; (b) Class A Units; and (c) Class T Units.

The disclosure under the section captioned “Summary of Our Operating Partnership Agreement — Class M Units” on page 177 of the prospectus is hereby deleted in its entirety.

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The second paragraph under the section captioned “Summary of Our Operating Partnership Agreement — Distributions” on page 181 of the prospectus is replaced with the following disclosure to reflect the elimination of Class M Units.

The operating partnership agreement provides that cash available for distribution, excluding net proceeds from any sale or other disposition of properties of the operating partnership, or net sales proceeds, will be distributed to the partners holding GP Units, Class A Units and Class T Units based on their percentage interests. Net sales proceeds will be distributed to partners as follows:

•	first, 100% to us as holder of GP Units, Class A Units and Class T Units and any other holder of Class A Units entitled to distributions in proportion to each partner’s percentage interests, until the “net investment” balance of our stockholders’ and the other Class A Unit holders is zero;
•	second, 100% to us as holder of GP Units, Class A Units and Class T Units and any other holder of Class A Units entitled to distributions in proportion to each partner’s percentage interests, until our stockholders and the other holders of Class A Units have received a cumulative, pre-tax, non-compounded return of 6.0% per year on their average “net investment” balance; and
•	thereafter, 15% to the holder of the special limited partner interest, and 85% to us as holder of GP Units, Class A Units and Class T Units and any other holder of Class A Units entitled to distributions in accordance with each partner’s percentage interests with respect to such partner’s class or series of units.”

The second paragraph under the section captioned “Summary of Our Operating Partnership Agreement — Allocations” on page 182 of the prospectus is replaced with the following disclosure to reflect the elimination of Class M Units.

Notwithstanding the previous paragraph, the operating partnership agreement provides that the following special allocations will be made prior to the allocations in the prior paragraph. Net gain and items of income and gain of the operating partnership from the sale of assets of the operating partnership, and unrealized gain from the revaluation of the operating partnership’s assets, will be allocated to the holder of the special limited partner interest until it has received aggregate allocations of income for all fiscal years with respect to the special limited partner interest equal to the aggregate amount of distributions it is entitled to receive or has received for such fiscal year and all prior fiscal years.

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